                                                                  EXHIBIT (G)(1)

                    PAGES F-2 THROUGH F-29 OF THE COMPANY'S
                   ANNUAL REPORT ON FORM 10-K FOR THE FISCAL
                          YEAR ENDED DECEMBER 31, 1995

TITAN WHEEL INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                                                                 DECEMBER 31,
ASSETS                                                                        1994        1995
                                                                              ----        ----
Current assets
  Cash and cash equivalents                                                 $  7,241   $  14,211
  Marketable securities                                                           31          32
  Accounts receivable (net of allowance of $2,213 and
    $4,970, respectively)                                                     70,179     107,137
  Inventories (Note 3)                                                       106,963     124,928
  Prepaid and other current assets                                             7,944      18,592
                                                                            --------   ---------

     Total current assets                                                    192,358     264,900

Property, plant and equipment, net (Note 4)                                  143,323     178,286
Other assets (Note 6)                                                         28,429      17,701
Goodwill (Note 5)                                                             36,350      51,248
                                                                            --------   ---------

     Total assets                                                           $400,460   $ 512,135
                                                                            ========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt (Note 7)                                $  3,195   $  26,419
  Accounts payable                                                            35,989      58,592
  Other current liabilities (Note 8)                                          33,212      28,631
                                                                            --------   ---------

     Total current liabilities                                                72,396     113,642

Deferred income taxes (Note 11)                                               10,778      15,704
Other long-term liabilities (Note 9)                                          31,209      24,612
Long-term debt (Note 7)                                                      178,341     142,305
                                                                            --------   ---------

     Total liabilities                                                       292,724     296,263
                                                                            --------   ---------

Contingencies (Notes 18 and 19)
Stockholders' equity (Note 17)
   Preferred stock, Class A, no par, $7.50 stated value, 4,000,000 shares authorized, 1,000,000 and 0 issued
    and outstanding, respectively                                              7,500         -0-
   Common stock, no par, 60,000,000 shares authorized,
    16,275,294 and 22,477,086 issued and outstanding, respectively                16          23
  Additional paid-in capital                                                  62,587     152,283
  Common stock warrants                                                       10,000         -0-
  Retained earnings                                                           27,220      64,142
  Cumulative translation adjustment                                              413           8
  Treasury stock at cost:  0 and 78,817 shares, respectively                     -0-        (584)
                                                                            --------   ---------
     Total stockholders' equity                                              107,736     215,872
                                                                            --------   ---------

Total liabilities and stockholders' equity                                  $400,460   $ 512,135
                                                                            ========   =========


          See accompanying Notes to Consolidated Financial Statements.

TITAN WHEEL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------


                                                     YEAR ENDED DECEMBER 31,
                                                  1993         1994         1995
                                                  ----         ----         ----
Net sales (Note 10)                            $ 150,441    $ 407,000    $ 623,183

Cost of sales                                    125,172      338,568      507,457
                                               ---------    ---------    ---------

Gross profit                                      25,269       68,432      115,726

Selling, general and administrative expenses      10,722       28,343       40,615
Research and development expenses                  1,405        2,093        2,056
                                               ---------    ---------    ---------

 Income from operations                           13,142       37,996       73,055

Other (income) expense
  Interest expense                                 3,242        8,503       12,045
  Minority interest                                  -0-          -0-        1,210
  Other                                             (214)        (614)      (3,480)
                                               ---------    ---------    ---------

Income before income taxes                        10,114       30,107       63,280

Provision for income taxes (Note 11)               3,753       11,627       25,297
                                               ---------    ---------    ---------

Net income                                     $   6,361    $  18,480    $  37,983
                                               =========    =========    =========

Earnings per common share (Note 16):
  Primary                                      $     .46    $    1.14    $    1.91
  Fully diluted                                      .46          .89         1.50





          See accompanying Notes to Consolidated Financial Statements.

TITAN WHEEL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                        NUMBER OF              NUMBER OF          ADDITIONAL  COMMON            CUMULATIVE
                                        PREFERRED  PREFERRED    COMMON     COMMON  PAID-IN     STOCK  RETAINED TRANSLATION  TREASURY
                                          SHARES     STOCK      SHARES     STOCK   CAPITAL   WARRANTS EARNINGS  ADJUSTMENT    STOCK
                                          ------     -----      ------     -----   -------   -------- --------  ----------    -----
BALANCE JANUARY 1, 1993                         0  $      0   13,688,116  $  14    $  3,588  $      0 $  3,036   $      2    $    0

Net income                                                                                               6,361
Dividends paid on  common stock                                                                          (195)
Cancellation of pledged shares held in
   escrow                                                    (5,475,616)
Shares issued in initial public offering                       5,287,500             32,206
Shares issued in Dyneer transaction                            2,317,664      2      21,994
Foreign currency translation adjustment                                                                             (280)

                                        ---------    ------   ----------  -----    --------  -------- --------   --------    ------


BALANCE DECEMBER 31, 1993                       0         0   15,817,664     16      57,788         0    9,202      (278)         0

Net income                                                                                              18,480
Dividends paid on common stock                                                                           (432)
Exercise of Dyneer options                                       441,392              4,602
Issuance of stock under 401(k) Plan                               16,238                197
Preferred stock issued                  1,000,000     7,500
Dividends on preferred stock                                                                              (30)
Common stock warrants issued                                                                   10,000
Foreign currency translation adjustment                                                                               691


                                        ---------    ------   ----------  -----    --------  -------- --------   --------    ------


Balance December 31, 1994               1,000,000    $7,500   16,275,294  $  16    $ 62,587  $ 10,000 $ 27,220   $    413    $    0

           See accompanying Notes to Consolidated Financial Statements

TITAN WHEEL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
(ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------




                                         NUMBER OF             NUMBER OF         ADDITIONAL  COMMON             CUMULATIVE
                                         PREFERRED  PREFERRED   COMMON   COMMON   PAID-IN    STOCK    RETAINED TRANSLATION  TREASURY
                                           SHARES     STOCK     SHARES   STOCK    CAPITAL   WARRANTS  EARNINGS  ADJUSTMENT   STOCK
                                           ------     -----     ------   -----    -------   --------  --------  ----------   -----
BALANCE DECEMBER 31, 1994                 1,000,000  $  7,500 16,275,294  $   16   $ 62,587 $ 10,000  $ 27,220   $  413     $    0

Net income                                                                                              37,983
Dividends paid on common stock                                                                          (1,031)
Shares issued in public offering                               4,312,500       5     64,560
Conversion of subordinated notes                               1,405,120       2     17,414
Dyneer contingent consideration                                  426,688              4,717
Exercise of Dyneer options                                        48,391                600
Issuance of stock under 401(k) plan                               87,910              1,353
Repurchase of preferred stock           (1,000,000)   (7,500)
Dividends on preferred stock                                                                               (30)
Repurchase of common stock warrants                                                          (10,000)
Foreign currency translation adjustment                                                                            (405)
Treasury stock transactions                                     (78,817)              1,052                                   (584)


                                        ------------ -------- ----------  ------   -------- --------- --------   ------     -------


BALANCE DECEMBER 31, 1995                          0 $      0 22,477,086  $   23   $152,283 $      0  $ 64,142   $    8     $ (584)
                                        ============ ======== ==========  ======   ======== ========= ========   ======     =======





           See accompanying Notes to Consolidated Financial Statements

TITAN WHEEL INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(ALL AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                                            1993        1994        1995
                                                                            ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                             $   6,361    $ 18,480    $ 37,983
  Adjustments to reconcile net income to net cash provided
    by (used for) operating activities
    Depreciation and amortization                                            5,333      17,428      23,428
 (Increase) decrease in current assets, excluding the effects of acquisitions:
    Accounts receivable                                                      1,603     (24,845)         38
    Inventories                                                            (10,306)    (25,493)      7,161
    Prepaid and other current assets                                         3,765      (6,423)     (7,314)
  Increase (decrease) in current liabilities, excluding the effects of acquisitions:
    Accounts payable                                                        (8,019)      5,830      (4,624)
    Other current liabilities                                                  290       8,251     (16,124)
  Other                                                                     (5,804)     (1,598)     (3,057)
                                                                         ---------    --------    --------
    NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                    (6,777)     (8,370)     37,491

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions, net of cash acquired (Note 2)                               (3,992)    (41,904)    (17,143)
  Capital expenditures                                                      (5,427)    (15,249)    (20,191)
  (Purchase) sale of marketable securities                                  (3,500)      3,469         -0-
  Other                                                                         98         -0-         -0-
                                                                         ---------    --------    --------
    NET CASH (USED FOR) INVESTING ACTIVITIES                               (12,821)    (53,684)    (37,334)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred stock & warrants                         -0-      17,500         -0-
  Repurchase of preferred stock & warrants                                     -0-         -0-     (17,500)
  Proceeds from long-term borrowings                                         1,000      54,144      58,120
  Repayments on long-term debt                                             (87,936)    (27,524)    (97,529)
  Proceeds from stock offerings                                             32,206         -0-      64,860
  Proceeds from convertible note offering                                  103,500         -0-         -0-
  Payments of financing fees                                                (3,448)       (344)       (102)
  Dividends paid                                                               (90)       (462)     (1,061)
  Other                                                                        -0-         137          25
                                                                         ---------    --------    --------
    NET CASH PROVIDED BY FINANCING ACTIVITIES:                              45,232      43,451       6,813

Net increase (decrease) in cash and cash equivalents                        25,634     (18,603)      6,970
Cash and cash equivalents, beginning of year                                   210      25,844       7,241
                                                                         ---------    --------    --------
Cash and cash equivalents, end of year                                   $  25,844    $  7,241    $ 14,211
                                                                         =========    ========    ========

           See accompanying Notes to Consolidated Financial Statements

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




1.        ORGANIZATION AND ACQUISITIONS OF THE COMPANY

          Titan Wheel International, Inc. ("Titan" or the "Company"), which was incorporated in 1983, grew during the 1980's through acquiring, revitalizing and amalgamating the operations of several of the largest wheel manufacturers serving the agricultural and off-highway construction equipment markets. In 1990, Titan was acquired in a management led buyout by investors which included Maurice M. Taylor, Jr., the Company's Chief Executive Officer and MascoTech, Inc. ("MascoTech"). The Company completed its initial public offering in May 1993, resulting in issuance of 5,287,500 shares and net proceeds of $32.2 million. A portion of these proceeds was used to re-pay $9 million of subordinated debt to Runnymede Development Corporation and shares pledged to secure the debt were returned.

          ACQUISITIONS
          Each of the following acquisitions was accounted for under the purchase method of accounting.

          AUTOMOTIVE WHEELS ACQUISITION
          Effective February 28, 1993, the Company acquired all of the outstanding capital stock of Automotive Wheels, Inc. ("Automotive Wheels") from MascoTech for $8.8 million. Automotive Wheels assembles steel wheels for sale to original equipment manufacturers ("OEMs") in the North American automobile industry. It also manufactures steel and aluminum rims which are sold to manufacturers of wheels for the automobile and light truck after-market. Operating results of Automotive Wheels from February 28, 1993, have been included in the Consolidated Statement of Operations.

          DYNEER CORPORATION ACQUISITION
          During November 1993, the Company completed its acquisition of Dyneer Corporation ("Dyneer"), a company engaged in the manufacturing of wheels and tires for lawn and garden equipment, golf cars, recreation and industrial trailers, traction enhancing differential systems, mechanical transmission components and systems used in transportation vehicles and mobile equipment. Operating results of Dyneer from November 12, 1993, have been included in the Consolidated Statement of Operations.

          The Company exchanged 2,317,664 shares of its common stock and options to purchase an additional 441,392 shares of its common stock for all of Dyneer's outstanding common stock and all options and warrants to purchase Dyneer common stock. The exchange was preliminarily valued at approximately $28.4 million and resulted in the recording of goodwill in the amount of $23.1 million, which is being amortized on a straight-line basis over 40 years. In 1994, goodwill was increased by $11.2 million resulting from the reallocation of preliminary estimates and adjustment of certain pre-acquisition contingencies, the most significant of which related to environmental liabilities.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




1.        ORGANIZATION AND ACQUISITION OF THE COMPANY (CONTINUED)

          The purchase agreement provided for an earnout based upon the performance of Tractech, a division of Dyneer, and an earnout based upon the extent of environmental remediation costs incurred by Dyneer. During 1994, the Company reached an agreement to settle both earnouts for a total of 426,688 shares of Titan's common stock and options to purchase 82,791 shares of the Company's common stock at an exercise price of $.31 per share. The shares of Titan common stock and options were issued on February 1, 1995. The consideration was recorded as a purchase price accounting adjustment based on the fair value of the shares and options on the issuance date. The transaction discussed above resulted in additional goodwill of $4.4 million in 1995, which is being amortized over its remaining life.

          DOTSON WHEEL ACQUISITION
          During November 1993, the Company completed the purchase of certain assets of Dotson Wheel, a producer of steel wheels and rims for earthmoving/construction equipment, for a purchase price of approximately $5.1 million. The transaction was effected through TD Wheels of Virginia, Inc. ("TD Wheels"), a wholly-owned subsidiary of the Company. Operating results of TD Wheels have been included from the date of acquisition of November 24, 1993.

          NIEMAN'S LIMITED ACQUISITION
          On January 27, 1994, the Company purchased all of the outstanding stock of Nieman's Limited ("Nieman's") for approximately $1.2 million and repaid $5.3 million of Nieman's debt. The purchase agreement also includes certain earnout provisions. No purchase price adjustments were recorded during 1994 or 1995 as a result of such earnout provisions. Nieman's is a distributor of tires, wheels, axle assemblies and component parts to OEMs. Operating results have been included from the date of acquisition of January 27, 1994.

          TITAN TIRE ACQUISITION
          Effective July 16, 1994, Titan Tire Corporation ("Titan Tire") acquired the agricultural tire business of Pirelli Armstrong Tire Corporation ("PATC"). In the purchase, Titan Tire acquired certain assets, primarily inventory and equipment and assumed certain liabilities. Titan Tire is engaged in engineering and manufacturing tires for the agricultural market. Operating results of Titan Tire have been included in the Consolidated Statement of Operations from July 16, 1994, the effective date of acquisition.

          The total purchase price consisted of: (i) $10 million obtained through the issuance to PATC of warrants to purchase 2,250,000 shares of the Company's common stock at an exercise price of $24.44 per share (see Note 17); (ii) $7.5 million obtained through the issuance to PATC of one million shares of the Titan's Series A preferred stock convertible into 281,250 shares of the Company's common stock (see
          Note 17); (iii) $5 million obtained through the

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




1.        ORGANIZATION AND ACQUISITION OF THE COMPANY (CONTINUED)

          Company's regular line of credit. In addition, Titan Tire issued a subordinated note due February 11, 2000, to PATC for approximately $19.7 million with a 7% fixed interest rate (see Note 7). At the time of the purchase, Titan Tire also recorded a purchase price adjustment for a $16.8 million liability which had been recorded by PATC for employee related benefits which were not assumed by Titan. The purchase price was assigned to the net assets acquired based on their fair value at the date of acquisition. The fair value of net assets acquired initially exceeded the purchase price by approximately $11 million and the excess was allocated to reduce the value assigned to machinery and equipment. At December 31, 1995, the $16.8 million liability was reversed. However, the Company estimates that its ultimate liability for matters unrelated to this liability will not exceed $6.5 million and has accrued that amount at December 31, 1995. The net reduction in purchase price resulted in an additional reduction in the value assigned to machinery and equipment.

          SIRMAC GROUP ACQUISITION
          On November 21, 1994, the Company acquired 50 percent of the common stock of the Sirmac SpA and Siria SpA of Italy (the "Sirmac Group", or "Sirmac"). Under certain conditions, Titan has the option to buy the remaining stock of the Sirmac Group from the other shareholders. The Sirmac Group is a major European manufacturer of specialty wheels and other products for the agricultural and earthmoving/construction markets. Titan paid cash of approximately $9.5 million for the common stock. In addition, Titan loaned $9.5 million to the Sirmac Group as part of the purchase. The note receivable from the Sirmac Group bears interest at the Italian prime rate and is payable on December 31, 1997.

          The Company accounted for the investment under the equity method from the date of acquisition until June 30, 1995. Effective July 1, 1995, Titan was able to exert control over the Sirmac Group by making day to day operational decisions; therefore, the Company began consolidating the Sirmac Group in its financial statements. If Sirmac had been consolidated for the entire year, net income and earnings per share would not have been affected.

          STEEL WHEELS ACQUISITION
          On February 10, 1995, the Company acquired Lemmerz UK Limited ("Steel Wheels"), a division of Lemmerz Holding GmbH. Steel Wheels is a Kidderminster, England-based manufacturer of steel wheels for off-road and specialty vehicles. The purchase price was approximately $15.2 million, obtained through Titan's revolving credit facility. Results of operations have been included from the date of acquisition of February 10, 1995.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.        ORGANIZATION AND ACQUISITION OF THE COMPANY (CONTINUED)

          GRASDORF TITAN GMBH ACQUISITION
          On December 28, 1995, the Company purchased a portion of Metallbau Grasdorf GmbH of Germany. Metallbau Grasdorf GmbH, located near Hannover, Germany, is a manufacturer of wheels and rims for the earthmoving and agricultural equipment markets. Titan purchased the manufacturing segment of the business for $2.3 million, and renamed it Grasdorf Titan GmbH ("Titan GmbH").

          PRO FORMA RESULTS (UNAUDITED)
          Assuming the above acquisitions occurred on January 1, 1994, unaudited pro forma net sales, net income and earnings per share for 1994 would have been $534 million, $23 million and $1.06, respectively. Such pro forma results are not necessarily indicative of future results of operations or the results of operations that would have been reported had the acquisitions been completed as of January 1, 1994. Net sales, net income and earnings per share for 1995 would not have been significantly different.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

          BASIS OF CONSOLIDATION
          The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

          REVENUE RECOGNITION
          Sales revenue and cost of sales are recorded by the Company when products are shipped to customers.

          INVENTORIES
          Inventories are valued at the lower of cost or market, cost determined using the last-in, first-out method ("LIFO"), except for 61% of inventories, which are valued using the first-in, first-out ("FIFO") method. Inventory at foreign divisions is valued using the FIFO method.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          FOREIGN CURRENCY TRANSLATION
          Gains and losses arising from the settlement of foreign currency transactions are charged to the related period's Consolidated Statement of Operations. Translation adjustments arising from the translation of foreign subsidiary financial statements are recorded as a separate component of stockholders' equity.

          CUSTOMER PALLETS
          Returnable pallets are billed to customers and upon return, credit memos are issued. The Company records a liability for the estimated pallets to be returned.

          FIXED ASSETS
          Property, plant and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

                                                               YEARS
                                                               -----
                  Buildings and improvements                     25
                  Machinery and equipment                        10
                  Tools, dies and molds                           5

         Maintenance and repairs are expensed as incurred. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is included in other income.

         DEFERRED FINANCING COSTS
         Deferred financing costs are primarily costs incurred in connection with the Company's convertible note issuance and credit facilities. The costs associated with the convertible note issuance are being amortized over a period of seven years, the term of the notes. The costs associated with the credit facilities are being amortized over their respective terms.

         START UP COSTS
         The Company capitalizes pre-operating costs that are directly related to the construction of new plant and production facilities until the facility is operational. Such costs are amortized over five years.

         GOODWILL
         Goodwill for domestic and foreign divisions are amortized over 40 and 25 years respectively, on a straight-line basis. At each balance sheet date, management reviews the carrying value of goodwill compared to undiscounted annual cash flows to assess recoverability from future operations.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         INCOME TAXES
         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 (SFAS 109). Under SFAS 109, the deferred income tax provision is determined using the liability method whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax basis of assets and liabilities.

         STATEMENT OF CASH FLOWS
         For purposes of the Consolidated Statement of Cash Flows, the Company considers financial investments with an original maturity of three months or less to be cash equivalents.

         Investing activities during 1993, including certain noncash transactions, related to the Company's business acquisitions involved the following (in thousands):


                                                                AUTOMOTIVE                DOTSON
                                                                  WHEELS       DYNEER      WHEEL
                                                                  ------       ------      -----
           Fair value of assets acquired, other than cash and
           cash equivalents:
             Current assets                                     $ 6,157    $  55,921    $  5,208
             Property, plant and equipment                        4,276       53,439       2,719
             Other assets                                           800       24,121         -0-
           Liabilities assumed                                   (2,560)    (107,630)     (2,958)
           Notes issued                                          (8,688)         -0-         -0-
           Common stock and options issued                          -0-      (26,813)        -0-
                                                                -------    ---------    --------
           Cash (acquired) paid                                 $   (15)   $    (962)   $  4,969
                                                                =======    =========    ========


         In addition, the Company issued a $1,263,000 note payable related to the purchase of a building adjacent to its Quincy, Illinois facility.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Investing activities during 1994, including certain noncash transactions, related to the Company's business acquisitions involved the following (in thousands):

                                                                                       THE
                                                                        NIEMAN'S      SIRMAC      TITAN
                                                              DYNEER      LTD.        GROUP       TIRE
                                                              ------      ----        -----       ----
           Fair value of assets acquired, other than cash
            and cash equivalents:
             Current assets                                 $ (4,092)   $  7,318    $     -0-   $ 15,170
             Property, plant and equipment                    (1,860)      1,344          -0-     52,866
             Other assets                                     11,152       3,612       19,000      4,000
           Liabilities assumed                                (5,830)    (11,240)         -0-    (29,793)
           Notes issued                                          -0-         -0-          -0-    (19,743)
                                                            --------    --------    ---------   --------
           Cash (acquired) paid                             $   (630)   $  1,034    $  19,000   $ 22,500
                                                            ========    ========    =========   ========


         Investing activities during 1995, including certain noncash transactions, related to the Company's business acquisitions involved the following (in thousands):


                                                                                 THE
                                                                    STEEL      SIRMAC        TITAN        TITAN
                                                         DYNEER     WHEELS      GROUP        TIRE         GMBH
                                                         ------     ------      -----        ----         ----
           Fair value of assets acquired, other than
           cash and cash equivalents:
             Current assets                            $    311   $ 17,029    $ 54,117    $  (6,000)  $      -0-
             Property, plant and equipment                  -0-     18,746      25,225       (9,500)       2,268
             Other assets                                 4,395      4,898      (3,440)       6,000          -0-
           Liabilities assumed                              611    (25,473)    (76,227)       9,500          -0-
           Common stock and options issued               (5,317)       -0-         -0-          -0-          -0-
                                                       --------   --------    --------    ---------   ----------
           Cash (acquired) paid                        $    -0-   $ 15,200    $   (325)   $     -0-   $    2,268
                                                       ========   ========    ========    =========   ==========


         The Company paid $5,074,000, $8,373,000 and $11,817,000 for interest and $2,004,000, $8,357,000 and $27,141,000 for income taxes in 1993,
         1994 and 1995, respectively.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         The Company records all financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, other accruals, and notes payable at cost which approximates fair value. The convertible subordinated notes are the only significant financial instrument of the Company with a fair value different than the recorded value. At December 31, 1994 and 1995, the fair value of the convertible subordinated notes, based on quoted market values, was approximately $109.5 million and $112.6 million respectively, compared to a recorded value of $103.5 million and $85.9 million, respectively.

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
         The Sirmac Group has debt with a principal balance of approximately $6 million at December 31, 1995, which is denominated in French francs. The debt is subject to currency fluctuations between the Italian lire and the French franc. Foreign currency losses incurred for the year ended December 31, 1995, were immaterial to Titan's consolidated net income. The Company's activity with derivative financial instruments in 1995 was minimal and the impact on 1995 operations was insignificant.

         ENVIRONMENTAL LIABILITIES
         Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs are reasonably estimable.

         STOCK-BASED COMPENSATION
         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123) which defines the fair value based method of accounting for stock option, purchase and awards plans. SFAS 123 allows companies to use the fair value method defined in the Statement or to continue use of the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company currently utilizes and plans to continue its use of APB 25 for accounting for employee stock options and related instruments. In 1996, however, the Company will provide the fair value disclosures required by SFAS 123. SFAS 123 is not expected to have an impact on the Company's financial position or results of operations.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         EQUITY INVESTMENT IN AFFILIATE
         From November 21, 1994, through June 30, 1995, the Company recorded its investment in the Sirmac Group at equity, adjusting its cost to recognize Titan's share of the gain or loss of the Sirmac Group subsequent to the date of investment and amortizing the differences between the Company's cost and the underlying equity in net assets of the Sirmac Group at the date of investment. Equity earnings for the six months ended June 30, 1995 approximating $1 million have been included in other income in the Consolidated Statement of Operations. As discussed in Note 1, Titan began consolidating Sirmac in its financial statements, effective July 1, 1995.

         RECLASSIFICATION
         Certain amounts from prior years have been reclassified to conform with the current year presentation.


3.       INVENTORIES

         Inventories at December 31, 1994 and 1995 comprised the following (in thousands):


                                                       1994        1995
                                                       ----        ----
           Raw material                              $ 34,735   $  37,273
           Work-in-process                             13,497      19,904
           Finished goods                              56,086      68,947
                                                     --------   ---------
                                                      104,318     126,124
           LIFO reserve                                 2,645      (1,196)
                                                     --------   ---------
                                                     $106,963   $ 124,928
                                                     ========   =========

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at December 31, 1994 and 1995 comprised the following (in thousands):

                                                        1994         1995
                                                        ----         ----
           Land and improvements                     $   4,326    $   4,974
           Buildings and improvements                   25,790       39,809
           Machinery and equipment                     101,612      142,579
           Tools, dies and molds                        33,871       36,489
           Construction in process                       9,750        8,428
                                                     ---------    ---------
                                                       175,349      232,279
           Less:  Accumulated depreciation             (32,026)     (53,993)
                                                     ---------    ---------
                                                     $ 143,323    $ 178,286
                                                     =========    =========

5        GOODWILL (in thousands):

                                                        1994         1995
                                                        ----         ----
           Goodwill                                  $  37,352    $  53,554
           Less:  Accumulated amortization              (1,002)      (2,306)
                                                     ---------    ---------
                                                     $  36,350    $  51,248
                                                     =========    =========

         Amortization of goodwill for the years 1993, 1994 and 1995 totaled $72,000, $930,000 and $1,304,000 respectively. Of the total $16.2 million increase in goodwill in 1995, $4.7 million is from the acquisition of Steel Wheels, $7.1 million is from the acquisition of the Sirmac Group and the remaining $4.4 million is the result of additional contingent consideration paid to former Dyneer shareholders as discussed in Note 1.

6.       OTHER ASSETS

         Other assets at December 31, 1994 and 1995 comprised the following (in thousands):


                                                     1994      1995
                                                     ----      ----
           PATC receivables                        $ 4,000   $ 9,935
           Deferred financing costs                  3,315     2,933
           Start-up costs (Note 2)                     -0-     2,174
           Notes receivable from Sirmac (Note 1)     9,656       -0-
           Investment in Sirmac (Note 2)             9,350       -0-
           Other                                     2,108     2,659
                                                   -------   -------
                                                   $28,429   $17,701
                                                   =======   =======

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.       LONG-TERM DEBT

         Long-term debt at December 31, 1994 and 1995 comprised the following (in thousands):


                                                        1994       1995
                                                        ----       ----
          Bank borrowings:
             Revolving credit - Titan                $ 37,500   $    -0-
             Revolving credit - Sirmac                    -0-     28,677
             Term loan - Titan Tire                    14,464     12,322
             Term loan - Steel Wheels                     -0-      7,299
          Industrial revenue bond - Greenwood             -0-      9,500
          Note payable to PATC                         19,743     19,743
          Subordinated convertible notes              103,500     85,936
          Other                                         6,329      5,247
                                                     --------   --------
                                                      181,536    168,724
          Less:  Amounts due within one year            3,195     26,419
                                                     --------   --------
                                                     $178,341   $142,305
                                                     ========   ========

         In July 1994, the Company entered into a credit facility ("Facility") with a group of banks which terminates in July 1999. The Facility provides for unsecured revolving credit of up to $100 million, which is also available for documentary trade and/or standby letters of credit. Debt outstanding for this facility totalled $37.5 million and $0 respectively, at December 31, 1994 and 1995. The Facility allows Titan to borrow funds under four interest options. Titan paid rates ranging from 5 1/2% to 9% in 1995. The Facility is subject to dividend limitations, under which Titan may not declare dividends in the event the declaration would cause the Company to be in default of certain financial covenants. The Facility also contains certain financial and other less restrictive covenants.

         Included in bank borrowings at December 31, 1995, is $22.5 million of short-term and $6.2 million of long-term debt of the Sirmac Group. The borrowings have been financed primarily through lines of credit, for which Sirmac Group accounts receivable are pledged to the banks as collateral. The current rate of interest on such lines is approximately 11%.

         On September 15, 1994, Titan Tire entered into a credit facility which provides for a term loan of $15 million and a revolving line of credit of up to $20 million. The term loan bears interest at the London Interbank Rate ("LIBOR") plus 2 1/4% and the revolving line of credit bears interest at LIBOR plus 2%. These rates were adjusted downward based upon an amendment to the credit facility in 1995. The LIBOR rate was 6% and 5 3/4%, respectively, at December 31, 1994 and 1995. Payments on the term loan are due quarterly through

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.       LONG-TERM DEBT (CONTINUED)

         September 30, 1999. There were minimal borrowings under the line of credit agreement in 1994 or 1995. Substantially all assets of Titan Tire are pledged as collateral for the credit facility. The credit facility restricts Titan Tire, including limits on additional borrowings, operating and capital leases and contains certain financial covenants.

         In May 1995, the Company established a $14.4 million credit facility in conjunction with the purchase of Steel Wheels (see Note 1). The facility consists of an $8 million variable interest rate term loan and a $6.4 million revolving line of credit. Interest rates for the term loan averaged 8 1/2% for 1995. At December 31, 1995, the line of credit balance is zero. The credit facility contains several financial covenants.

         In March 1995, the Company issued $9.5 million of industrial revenue bonds ("IRB") to finance the construction of a facility in Greenwood, South Carolina. The bonds carry tax exempt variable interest rates based upon corresponding tax-exempt IRB issues in the state of South Carolina. Rates for 1995 ranged from 3 1/4% to 5 1/2%. The bonds are secured by a letter of credit established by the Company and are due in February 2010.

         As discussed in Note 1, on August 11, 1994, Titan Tire issued a subordinated note for $19.7 million with a fixed interest rate of 7% to PATC in conjunction with the Titan Tire purchase. The note matures on February 11, 2000.

         On November 18, 1993, the Company issued $103.5 million principal amount of 4 3/4% subordinated convertible notes ("Notes"). The Notes are due December 1, 2000. Each Note is convertible into common stock at a price of $12.50 per share after January 24, 1994. See Note 17 for discussion of 1995 note conversions. The Notes are redeemable at any time on or after December 10, 1996, at the option of the Company in whole or in part, at certain redemption prices, together with accrued interest.

         Other debt primarily consists of loans from local and state entities, industrial revenue bonds and various other long-term notes.

          Aggregate maturities of long-term debt are as follows (in thousands):

                           1996                                   $  26,419
                           1997                                      10,275
                           1998                                       4,266
                           1999                                       7,652
                           2000 and thereafter                      120,112
                                                                  ---------
                                                                  $ 168,724
                                                                  =========

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.       OTHER CURRENT LIABILITIES

         Other current liabilities at December 31, 1994 and 1995 comprised the following (in thousands):


                                                       1994      1995
                                                       ----      ----
           Accrued wages and commissions             $ 6,998   $ 9,585
           Warranty reserves                           4,309     2,828
           Workers' compensation reserve                 975     2,535
           Customer deposits/pallet reserves           4,009     2,324
           Accrued property and other taxes            2,289     1,930
           Accrued health care benefits                2,502     1,740
           Income taxes                                5,961       -0-
           Other                                       6,169     7,689
                                                     -------   -------
                                                     $33,212   $28,631
                                                     =======   =======


9.       OTHER LONG-TERM LIABILITIES

         Other long-term liabilities at December 31, 1994 and 1995 comprised the following (in thousands):


                                                           1994      1995
                                                           ----      ----
           PATC reserve (Note 1)                         $16,830   $ 6,500
           Environmental liability (Note 20)               5,251     4,919
           Employee benefits - Sirmac                        -0-     4,907
           Supplemental retirement liability (Note 13)     2,418     2,434
           Long-term warranty reserve                      3,000     2,262
           Other                                           3,710     3,590
                                                         -------   -------
                                                         $31,209   $24,612
                                                         =======   =======

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.      SALES TO MAJOR MARKETS AND CUSTOMERS

         The Company's operations are conducted within one business segment, the production, manufacture and sale primarily of a full line of wheels, rims, tires and components for the agricultural, consumer, earthmoving/construction, engineered products, and military equipment markets. Sales to major markets in 1993, 1994 and 1995 comprised the following (in thousands):


                                                  1993       1994       1995
                                                  ----       ----       ----
           Agricultural                         $ 74,901   $156,015   $275,976
           Consumer                               23,703    140,073    170,717
           Earthmoving/Construction               32,792     75,555    133,523
           Engineered Products                     6,172     22,511     38,920
           Military                               12,873     12,846      4,047
                                                --------   --------   --------
                                                $150,441   $407,000   $623,183
                                                ========   ========   ========

         Export sales from the United States represent less than ten percent of total sales. Sales to Deere & Company represented 19%, 15% and 12% of total sales in 1993, 1994 and 1995, respectively.

         Although the Company is directly affected by the economic well-being of the above markets and significant customers, management does not believe significant credit risk exists at December 31, 1995. The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry.


11.      INCOME TAXES

         Income before income taxes consists of the following (in thousands):


                                                   1993       1994      1995
                                                   ----       ----      ----
           Domestic                             $ 10,410    $28,203   $54,074
           Foreign                                  (296)     1,904     9,206
                                                --------    -------   -------
                                                $ 10,114    $30,107   $63,280
                                                ========    =======   =======

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



11.      INCOME TAXES (CONTINUED)

         The provision for income taxes was as follows (in thousands):


                                           1993        1994       1995
                                           ----        ----       ----
           Current
             Federal                    $  2,530    $  9,789    $14,397
             State                           647       2,187      3,406
             Foreign                           2         265      1,613
                                        --------    --------    -------
                                           3,179      12,241     19,416
                                        --------    --------    -------
           Deferred
             Federal                         454        (367)     4,840
             State                           120        (247)     1,041
                                        --------    --------    -------
                                             574        (614)     5,881
                                        --------    --------    -------
           Provision for income taxes   $  3,753    $ 11,627    $25,297
                                        ========    ========    =======


         Deferred tax assets (liabilities) at December 31, 1994 and 1995, respectively, are comprised of the following (in thousands):

                                                   1994        1995
                                                   ----        ----
           Returnable pallets                    $  1,231    $    673
           Employee benefits and related costs      2,560       3,558
           EPA reserve                              2,991       2,329
           Postretirement benefits                  5,069         730
           Other                                    4,735       3,827
                                                 --------    --------
           Gross deferred tax assets             $ 16,586    $ 11,117
                                                 ========    ========

           Fixed assets                          $(20,042)   $(20,739)
           Inventory                                 (630)     (1,227)
           Other                                   (1,325)       (369)
                                                 --------    --------
           Gross deferred tax liabilities         (21,997)    (22,335)
                                                 --------    --------

           Net deferred tax liabilities          $ (5,411)   $(11,218)
                                                 ========    ========


         The tax benefits from any future recognition of deductible temporary differences relative to recent acquisitions, present at the date of such acquisition, will adjust the related purchase accounting and be applied to reduce noncurrent assets.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



11.      INCOME TAXES (CONTINUED)

         The provision for income taxes differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income as a result of the following:

                                              1993       1994       1995
                                              ----       ----       ----
           Statutory U.S. federal tax rate     34.0%      35.0%      35.0%
           State taxes (net)                    5.0        4.2        4.6
           Other (net)                         (1.9)      (0.6)       0.4
                                             ------     ------     ------
           Effective tax rate                  37.1%      38.6%      40.0%
                                             ======     ======     ======

         Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad.


12.      RELATED PARTY TRANSACTIONS

         The Company sells products to companies controlled by persons related to the Chief Executive Officer of the Company. During 1993, 1994 and 1995, combined sales approximated $2,597,000, $3,355,000 and $4,370,000, respectively. At December 31, 1994 and 1995, Titan had approximately $2,170,000 and $1,998,000, respectively, of accounts receivable outstanding from those sales. Commissions paid to companies controlled by persons related to the Chief Executive Officer of the Company approximated $252,000, $470,000 and $920,000 respectively, for 1993, 1994 and 1995. These sales and commissions were made on terms no less favorable to Titan than comparable sales and commissions to unaffiliated third parties.


13.      EMPLOYEE BENEFIT  PLANS

         PENSION PLANS
         The Company has a contributory defined benefits pension plan covering certain hourly employees of its French & Hecht division ("F&H"). The plan was frozen in July 1993. The Company also sponsors a contributory defined benefits plan covering all eligible bargaining employees of the Des Moines, Iowa location of Dico, Inc. ("Dico"), a wholly-owned subsidiary of Dyneer. The Dico plan was frozen July 1995. The Company's policy is to fund pension costs as accrued, which is consistent with the funding requirements of federal laws and regulations.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



13.      EMPLOYEE BENEFIT PLANS (CONTINUED)

         The components of net periodic pension cost and the reconciliation of the funded status of the Dico, Inc. and F&H plans, in aggregate, at December 31, 1994 and 1995, are as follows (in thousands):

                                                                  1994          1995
                                                                  ----          ----
           Components of net periodic pension cost
             Service cost                                     $      126    $      199
             Interest cost                                           501           572
             Actual return on assets                                (327)       (1,182)
             Net amortization and deferral                          (744)          792
                                                              ----------    ----------
           Net periodic pension cost (income)                 $     (444)   $      381
                                                              ==========    ==========


           Reconciliation of funded status
             Actuarial present value of benefit obligations
               Vested benefit obligation                      $    6,543    $    6,148
               Non-vested benefit obligation                         376            29
                                                              ----------    ----------
           Accumulated benefit obligation                     $    6,919    $    6,177
                                                              ==========    ==========

           Projected benefit obligation                       $    7,333    $    6,484
           Actual plan assets at fair value                        5,423         5,177
                                                              ----------    ----------
           Plan assets greater (less) than
             projected benefit obligation                         (1,910)       (1,307)
           Unrecognized net loss                                    1376           761
           Unrecognized transition liability                         (59)          (52)
           Minimum liability adjustment                             (904)         (403)
                                                              ----------    ----------
           Accrued pension cost recognized in the
             balance sheet                                    $   (1,497)   $   (1,001)
                                                              ==========    ==========

           Major assumptions:
             Discount rate                                    7 1/4-8 1/2%      7 1/4%
             Rate of return on plan assets                        8 1/2%        8 1/2%

         The Company also has an obligation to provide supplemental benefits to five former officers/shareholders of Dyneer. The present value of the unfunded benefit obligation accrued at December 31, 1994 and 1995, of $2,418,000 and $2,434,000, respectively, is actuarially determined and is discounted at an annual interest rate of 8 1/2% and 7 1/4%, respectively. Expense for the year ended December 31, 1994 and 1995 was $163,000 and $183,000, respectively.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

13.      EMPLOYEE BENEFIT PLANS (CONTINUED)

         401(K)
         The Company sponsors two 401(k) retirement savings plans (the "401(k) Plan"), one plan for the benefit of all employees who are not covered by a collective bargaining arrangement, and a second plan for the employees covered by a collective bargaining arrangement. Plan participants may contribute up to 17% of their annual compensation, up to a maximum of $9,240 in 1995. Employees are fully vested with respect to their contributions. In 1993 and the first six months of 1994, Titan provided a 25% matching cash contribution on the employee's contribution. Beginning on July 1, 1994, Titan amended its 401(k) Plan to provide a 50% match in the form of the Company's common stock on the first 6% of the employee's contribution. Titan issued 87,910 shares of common stock in connection with the 401(k) Plan during 1995. Expenses related to the 401(k) Plan were $120,000, $917,000 and $1,468,000 for
         1993, 1994 and 1995, respectively.


14.      STOCK OPTION PLAN

         During 1993, the Company adopted the 1993 Stock Incentive Plan (the "Plan"). A total of 1,125,000 shares of common stock are reserved under the Plan. Under the Plan, stock options (both incentive and non-qualified), restricted stock awards and performance awards may be granted to key employees or consultants at the market price at date of grant. Options granted under the Plan were for 0, 178,625 and 165,780 shares during 1993, 1994 and 1995, respectively. There were 0, 26,865 and 17,460 shares cancelled in 1993, 1994 and 1995, respectively, leaving an outstanding balance of 300,080 shares at December 31, 1995. No options were exercised under the plan for 1993, 1994 and 1995. Options under the plan vest and become exercisable at a rate of 40% on December 31 of the year following the date of grant, and an additional 20% each year thereafter. The options are exercisable at a price of $11.11 per share and expire ten years from date of grant.

         In 1994, the Company adopted a Non-Employee Director Stock Option Plan ("Director Plan") as of March 31, 1994, to provide for grants of stock options as a means of attracting and retaining highly qualified independent directors for the Company. No more than 225,000 shares of Titan's common stock may be issued under the Director's Plan. Options granted under the Director Plan were 27,000 and 36,000 during 1994 and 1995, respectively, and were issued at approximately the market price at the date of grant. No options have been cancelled or exercised through December 31, 1995. Such options vest and become exercisable immediately. The options are exercisable at a prices ranging from $11.11 to $11.70 per share, and expire 10 years from date of grant.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


15.      GEOGRAPHIC SEGMENT INFORMATION

         The Company's foreign operations are conducted primarily in Italy, the United Kingdom and Ireland. A summary of Titan's operations by geographical area for the three years ended December 31, 1995, follows (in thousands):


                                             UNITED
                                             STATES     FOREIGN     ELIMINATIONS  CONSOLIDATED
           1993
           Revenues
             Customers                     $147,841   $   2,600      $     -0-    $150,441
             Intercompany                    13,108         -0-        (13,108)        -0-
                                           --------   ---------      ---------    --------
               Total revenues              $160,949   $   2,600      $ (13,108)   $150,441
                                           ========   =========      =========    ========
           Income (loss) from operations   $ 13,273   $    (131)     $     -0-    $ 13,142
                                           ========   =========      =========    ========
           Identifiable assets             $255,925   $   5,341      $     -0-    $261,266
                                           ========   =========      =========    ========

           1994
           Revenues
             Customers                     $386,142   $  20,858      $     -0-    $407,000
             Intercompany                    77,834       2,661        (80,495)        -0-
                                           --------   ---------      ---------    --------
               Total revenues              $463,976   $  23,519      $ (80,495)   $407,000
                                           ========   =========      =========    ========
           Income (loss) from operations   $ 36,170   $   2,278      $    (452)   $ 37,996
                                           ========   =========      =========    ========
           Identifiable assets             $390,289   $  10,171      $     -0-    $400,460
                                           ========   =========      =========    ========

           1995
           Revenues
             Customers                     $524,233   $  98,950      $     -0-    $623,183
             Intercompany                    85,619       3,559        (89,178)        -0-
                                           --------   ---------      ---------    --------
                Total revenues             $609,852   $ 102,509      $ (89,178)   $623,183
                                           ========   =========      =========    ========
           Income (loss) from operations   $ 62,978   $  10,087      $     (10)   $ 73,055
                                           ========   =========      =========    ========
           Identifiable assets             $395,593   $ 117,682      $  (1,140)   $512,135
                                           ========   =========      =========    ========

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

16.      EARNINGS PER SHARE

         Earnings per share for 1993, 1994 and 1995 are as follows:

                                              1993       1994       1995
                                              ----       ----       ----
         Primary earnings per share         $    .46   $   1.14   $   1.91
                                            ========   ========   ========
         Fully diluted earnings per share   $    .46   $    .89   $   1.50
                                            ========   ========   ========

         Earnings per share are based on the weighted average common shares outstanding after giving retroactive effect to an approximately 858-for-1 stock split approved by the Board of Directors on March 29, 1993. As discussed in Note 17, during 1995 the Board of Directors declared two 3-for-2 stock splits, which were paid March 15 and August 31, 1995. All share and per share data for the periods presented in the consolidated financial statements and notes thereto have been adjusted to reflect the splits.

         Weighted average common shares used in the computation of earnings per share for the respective years are as follows:

                             1993         1994         1995
                             ----         ----         ----
          Primary         13,946,101   16,255,942   19,933,034
          Fully diluted   14,935,102   24,646,099   27,459,606

         Primary and fully diluted earnings per share of common stock for 1993, 1994 and 1995 assumes the exercise of common stock options for each year as they are common stock equivalents with a dilutive effect.

         Fully diluted earnings per share of common stock for 1994 and 1995 assumes the conversion of the Company's $103.5 million and $85.9 million convertible subordinated notes due December 1, 2000, and the elimination of the related after-tax interest expense and amortization of deferred financing fees. The subordinated convertible notes did not have a dilutive effect on earnings in 1993. Additionally, fully diluted earnings per share of common stock for 1994 and 1995 assumed the conversion of the Company's Class A noncumulative convertible preferred stock. The convertible preferred stock was repurchased in June 1995. Conversion of the common stock warrants issued in the Titan Tire acquisition was not assumed in 1994 or 1995, as the effect was anti-dilutive.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

17.      STOCKHOLDERS' EQUITY

         The following discusses significant transactions which occurred during 1995. Significant equity transactions which occurred during 1993 and 1994 are discussed in Note 1.

         On June 7, 1995, the Company issued 4,312,500 shares of common stock at a price of $15.83 per share. Excluding fees, Titan received $64.9 million, before related offering costs of $300,000. With $17.5 million of the proceeds from the June 1995 stock offering, Titan repurchased the convertible preferred stock and common stock warrants issued to PATC in the Titan Tire acquisition.

         During the year $17.6 million of the Company's 4 3/4% subordinated convertible notes were converted into the Company's common stock. At a conversion price per share of $12.50, these conversions resulted in the issuance of 1.4 million additional common shares.

         As discussed in Note 1, during 1995, the Company issued 426,688 shares of Titan common stock and options to purchase 82,791 shares. The issuance of stock increased additional paid-in capital by $4.7 million. Former Dyneer shareholders exercised options to purchase a total of 48,391 shares of the Company's common stock resulting in an increase of approximately $600,000 in additional paid-in capital including a tax benefit of approximately $52,000.

         During 1995, the Company repurchased 150,000 shares of Titan common stock from the Chief Executive Officer of the Company. Subsequently, 71,183 of these shares were issued as compensation to a former employee, resulting in an increase of approximately $1,052,000 in additional paid-in capital, including a tax benefit of $348,000. A portion of the remaining treasury shares were withheld for payment of payroll taxes, the accrual of which represents the cost basis of the treasury stock remaining at December 31, 1995.

         On January 24, 1995, the Board of Directors declared a 3-for-2 stock split, payable as a stock dividend on March 15, 1995, to shareholders of record at the close of business on February 15, 1995. On July 14, 1995, the Board of Directors declared a second 3-for-2 stock split payable as a stock dividend on August 31, 1995, to shareholders of record at the close of business on July 31, 1995. All share and per share data for the periods presented in the consolidated financial statements and notes thereto have been adjusted to reflect the splits.

         In conjunction with the related stock splits noted above, the Board of Directors authorized an increase in the annual cash dividend from $.03 to $.06 per share. The Company paid cash dividends of $.02, $.03 and $.05 per share of common stock during 1993, 1994 and 1995, respectively.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

18.      LEASE COMMITMENTS

         The Company leases buildings, machinery, equipment and airplanes under operating leases. Certain lease agreements provide for renewal options and require payment of property taxes, maintenance and insurance. Total rental expense approximated $602,000, $1,467,000 and $1,547,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

         At December 31, 1995, future minimum rental commitments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows: $1,630,000 in 1996; $1,155,000 in 1997; $924,000 in 1998; $718,000 in 1999; and $423,000 in 2000.


19.      LITIGATION

         GENERAL
         The Company is party to several routine legal proceedings arising out of the normal course of business. Titan believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial condition or results of operations of the Company.

         In December 1995, PATC commenced litigation against the Company on contractual matters relating to the purchase of Titan Tire. The Company, in December 1995, also commenced litigation against PATC on contractual matters related to such acquisition. Titan believes that these actions will not have a material adverse effect on the financial condition or results of operations of the Company.

20.      ENVIRONMENTAL MATTERS

         Dico, one of the Company's subsidiaries, and five major oil and chemical companies were named as potentially responsible parties in connection with contaminants found at one of Dico's facilities ("the Site"). The contaminants were found in the ground water and certain buildings located on the Site. Dico has constructed a groundwater extraction and treatment system to restore use of affected groundwater.

         During 1994, the Company adjusted the purchase price allocation for the Dyneer (Dico's parent company) acquisition with respect to the EPA matter. Of the total estimate of $10.7 million of costs to be incurred in connection with the clean up of the Site, $4.8 million was paid in 1994, and $600,000 in 1995. Management believes that the remaining accrual of $5.3 million at December 31, 1995 is adequate for remaining costs to be incurred related to the environmental matter. Dico is attempting to recover its costs from certain of its insurers and other potentially responsible parties.

TITAN WHEEL INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

21. SUPPLEMENTARY DATA - QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                             YEAR ENDED
QUARTER ENDED:         MARCH 31    JUNE 30     SEPTEMBER 30   DECEMBER 31    DECEMBER 31
                       --------    -------     ------------   -----------    -----------
1994
  Net sales            $ 91,873   $102,671     $ 97,827        $114,629       $407,000
  Gross profit           14,603     16,514       16,723          20,592         68,432
  Net income              3,819      5,055        4,281           5,325         18,480
  Per share amounts:
    Primary            $    .24   $    .31     $    .26        $    .33       $   1.14
    Fully diluted           .19        .24          .21             .25            .89

1995
  Net sales            $157,732   $157,640     $149,528        $158,283       $623,183
  Gross profit           28,763     28,157       27,753          31,053        115,726
  Net income              9,298     10,033        8,906           9,746         37,983
  Per share amounts:
    Primary            $    .56   $    .55     $    .40        $    .43       $   1.91
    Fully diluted           .40        .42          .33             .35           1.50


     NOTE: THE ANNUAL EARNINGS PER SHARE AMOUNTS DO NOT NECESSARILY AGREE TO THE
           SUM OF THE QUARTERS AS A RESULT OF CHANGES IN THE MARKET PRICES OF THE COMPANY'S COMMON STOCK AND THE APPLICATION OF THE TREASURY STOCK METHOD.